File No. 812-13845

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________________x

In the matter of:

Van Eck Associates Corporation;
Van Eck Securities Corporation; and

Market Vectors ETF Trust

____________________________x

THIRD AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “ACT”) EXEMPTING APPLICANTS FROM SECTIONS 12(d)(1)(A)(i) AND (B)(i) OF THE ACT.

____________________________x

All communications and orders to:

Mr. Jonathan R. Simon Van Eck Associates Corporation 335 Madison Avenue New York, NY 10017	Mr. Stuart M. Strauss Dechert LLP 1095 Avenue of the Americas New York, NY 10036

Page 1 of 21 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on March 13, 2015.

I.	INTRODUCTION

In this third amended and restated application (the “Application”), the undersigned applicants, Van Eck Associates Corporation (“Van Eck”), Van Eck Securities Corporation (the “Distributor”) and Market Vectors ETF Trust (the “Trust” and, collectively with Van Eck and the Distributor, “Applicants”)1 apply for and request an order (“Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Section 12(d)(1)(J) of the Act for exemptions from Sections 12(d)(1)(A)(i) and (B)(i) of the Act.

The Order, if granted, would permit companies that are excluded from the definition of an “investment company” under the Act pursuant to Section 3(c)(1) or 3(c)(7) of the Act (“Private Funds”)2 to acquire shares (“Shares”) of series of the Trust beyond the limits in Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act.

Applicants believe that this requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

No form having been specifically prescribed for this Application, Applicants proceed under Rule-0-2 under the Act.

II.	BACKGROUND

A.	The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and is registered with the Commission as an open-end management investment company with multiple series. The Trust

1            All entities that currently intend to rely on the requested Order have been named as Applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Application. No Private Fund (as defined herein) currently intends to rely on the Order.

2            “Private Fund” is an issuer that would be an investment company, as defined in Section 3 of Act, but for Section 3(c)(1) or 3(c)(7) of the Act. See Section 202(a)(29) of the Investment Advisers Act of 1940 (the “Advisers Act”). Section 3(c)(1) excludes from the definition of investment company an issuer the outstanding securities (other than short term paper) of which are beneficially owned by not more than 100 persons and that is not making or presently proposing to make a public offering of its securities. Section 3(c)(7) excludes from the definition of investment company an issuer the outstanding securities of which are owned exclusively by persons who, at the time of acquisition of such securities, are “qualified purchasers” and that is not making or at that time proposing to make a public offering of its securities. “Qualified purchaser” is defined in Section 2(a)(51) of the Act.

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currently offers series (“Current Funds”), each of which operates as an exchange-traded fund (“ETF”) and issues Shares in large blocks (“Creation Units”). The Trust is overseen by a board of trustees (“Board”).

B.	The Adviser

Van Eck serves as the investment adviser to the Trust. Van Eck is a corporation organized under the laws of the State of Delaware, with its principal office located in New York, New York. It is registered as an “investment adviser” under Section 203 of the Advisers Act. The Adviser (as defined below) may retain sub-advisers (“Sub-Advisers”) for managing the assets of one or more of the Funds (as defined below) for which it is the investment adviser. Any Adviser to a Fund will be registered or not subject to registration under the Advisers Act. Any Sub-Adviser to a Fund will be registered under the Advisers Act.

C.	The Distributor

Van Eck Securities Corporation, a broker-dealer registered under the Securities Exchange Act of 1934 (a “Broker”) and a member of the Financial Industry Regulatory Authority, serves as the principal underwriter for the Trust. The Distributor distributes or will distribute Shares of each Fund on an agency basis. The Distributor is a wholly-owned subsidiary of Van Eck.3

D.	Private Funds

1.	Structure

A Private Fund’s investment adviser (either directly or through a special purpose vehicle established by the investment adviser) largely directs the activities of the Private Fund acting as, for example, the general partner in a Private Fund structured as a limited partnership or the manager in a Private Fund structured as a limited liability company. Alternatively, in the non-US fund context, a

3            Applicants request that the Order apply to the Current Funds, as well as any additional series of the Trust, or any existing or future open-end management investment companies, or series thereof that will be registered under the Act (“Future Funds”), each of which will operate as an ETF. Any Future Fund will (i) be advised by Van Eck or an entity controlling, controlled by, or under common control with Van Eck (each, an “Adviser”) and (ii) comply with the terms and conditions of this application. The Current Funds and Future Funds, together, are the “Funds.”

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Private Fund’s investment adviser will often select the individuals to serve as the board of directors of the non-US fund. These directors will, in turn, appoint the Private Fund adviser as the investment adviser of the non-US fund and monitor the Private Fund adviser’s activities with respect to the Private Fund.

2.	Types of Investors

Private Fund investors are generally “accredited investors” as that term is defined under Rule 506 of Regulation D under the Securities Act of 1933, as amended. Investors in Private Funds that are excluded from the definition of an “investment company” under the Act pursuant to Section 3(c)(7) of the Act must also be “qualified purchasers” as defined in Section 2(a)(51) of the Act and the rules thereunder. Such investors include public and private pension and retirement plans, foundations, endowments, financial institutions, governmental entities and high net-worth investors.4

3.	Investment Strategies

Private Funds may seek to provide absolute returns or excess returns over a given benchmark by employing a number of strategies, including balanced or “market neutral” strategies that combine long and short equity positions to “hedge” a Private Fund’s exposure to the movements in the market, as well as global macro, event-driven, merger arbitrage, convertible arbitrage, fixed income arbitrage and statistical arbitrage strategies and investments in distressed or illiquid securities.

4.	Use of ETFs by Private Funds

Private Funds use ETFs, such as the Funds, in a number of different ways. Through ETFs, Private Funds can gain exposure to a variety of markets, segments, sectors, geographic regions and/or

4            Investors in 3(c)(1) funds must generally be accredited investors; however, a 3(c)(1) fund may also have up to 35 unaccredited investors. Accredited investors include a natural person who has an individual net worth, or joint net worth with the person’s spouse, that exceeds $1 million at the time of the purchase, excluding the value of the primary residence of such person or a natural person with income exceeding $200,000 in each of the two most recent years or joint income with a spouse exceeding $300,000 for those years and a reasonable expectation of the same income level in the current year. Investors in 3(c)(7) funds must generally be qualified purchasers. Qualified purchasers include any natural person who owns not less than $5,000,000 in investments, as defined by the Commission or any person, acting for its own account or the accounts of other qualified purchasers, who in the aggregate owns and invests on a discretionary basis, not less than $25,000,000 in investments. Section 2(a)(51)(A) of the Act.

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groups of industries through a single investment. ETFs may also be used to implement long/short strategies, to invest idle cash, or for hedging and risk management purposes. For example, a Private Fund with significant short positions in a specific industry or sector may, pursuant to its investment strategies, seek to hedge its exposure through the acquisition of long positions in industry or sector specific ETFs and, alternatively, a Private Fund with significant long positions in a specific industry or sector may seek to hedge its exposure through establishing short positions in industry or sector specific ETFs.

Private Funds are not limited by the Act in the degree to which they can use leverage, and the use of leverage can be an essential element of a Private Fund’s investment strategy.5 Leverage ratios (i.e., the ratio of a Private Fund’s investable assets to shareholder equity) for Private Funds may exceed 2:1 or 3:1.6 Applicants submit, however, that a Private Fund’s use of leverage would not be disruptive to a Fund. To the extent a Private Fund is required to liquidate Shares of a Fund in order to satisfy borrowing commitments, it always has the ability to sell its Fund Shares in the secondary market. Secondary market sales are not disruptive to a Fund. Alternatively, if a Private Fund sought to liquidate Shares of a Fund through a redemption, such redemption request would be handled in the same manner as any other redemption request effected by or through an “Authorized Participant,” which is either: (i) a “Participating Party,” i.e., a Broker or other participant in the Continuous Net Settlement System of the National Securities Clearing Corporation, a clearing agency registered with the Commission and affiliated with The Depository Trust Company (“DTC”), or (ii) a DTC Participant, which, in any case, has executed a participant agreement with the Distributor. To the extent the applicable Fund effects redemptions in kind, the redemption would be effected through the transfer of portfolio securities comprising the applicable redemption basket. To the extent a Fund effects redemptions in cash, the redemption would be

5            See Implications of the Growth of Hedge Funds, SEC, Division of Investment Management at 37 (noting that Private Funds that use macro and sophisticated arbitrage strategies are more likely to be leveraged).

6            Sandy Kaul, Hedge Fund Industry Snapshot—March 2014, Citi Prime Finance (estimating a gross leverage ratio of approximately 2.12:1 in the global Private Fund industry as of February 2014) (available at http://icg.citi.com/icg/global_markets/prime_finance/ docs/ hf_monthly_Mar14.pdf); Sam Jones, Hedge Funds Keep a Lid on Leverage, Financial Times, Apr. 9, 2012 (noting that the average Private Fund leverage ratio was approximately 2.5:1 at that time).

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funded through cash balances and/or the sale of portfolio securities. While a redemption request by a Private Fund could potentially be large, all ETFs are currently subject to the risk of substantial redemptions. In fact, unlike Private Funds which would be limited under the exemptive relief to ownership of 25% of the outstanding Shares of a Fund, an Authorized Participant or other institutional investor may hold shares of an ETF without limitation on the percentage of outstanding shares of the ETF represented by their investment. Therefore, redemption requests by such investors could potentially represent a much larger percentage of a Fund’s Shares than could be the case for a Private Fund. In view of the foregoing, Applicants see no reason why redemptions by Private Funds would be more problematic for the Fund than any other redemption effected by or through an Authorized Participant.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 12(d)(1) of the Act substantially restricts the ability of an investment company, including a Private Fund, to invest in shares of other investment companies. These restrictions are designed to prevent fund of funds arrangements that have been used in the past to enable investors in acquiring funds to control the assets of an acquired fund and use those assets to enrich themselves at the expense of acquired fund shareholders.7 Recognizing that Section 12(d)(1) may prevent legitimate fund of fund arrangements, Congress provided the Commission with statutory authority under Section 12(d)(1)(J) to grant relief from Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. Using this authority, the Commission has routinely granted relief to permit registered investment companies to invest in affiliated and unaffiliated investment companies, including ETFs,

7            Section 12(d)(1) was designed to prevent the abuses historically associated with various fund “pyramiding” schemes, which allowed investors with a relatively small investment to exercise control over a number of funds, and for fund managers to charge multiple levels of fees for the same services. For example, investors in an acquiring fund could threaten the acquired fund with massive redemptions, in order to cause the acquired fund to enter into transactions that benefit those organizing the scheme or their affiliates.

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beyond the limits in Section 12(d)(1) of the Act.8 Applicants have previously obtained exemptive relief from Section 12(d)(1) of the Act.9 That relief, however, does not extend to Private Funds.

While Sections 3(c)(1) and 3(c)(7) of the Act except Private Funds from the definition of investment company for most purposes under the Act (including Sections 12(d)(1)(A)(ii) and (iii) and 12(d)(1)(B)(ii) of the Act), Private Funds are deemed to be investment companies for purposes of the limitations set forth in 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act with respect to their purchase of registered investment company shares.10 Therefore, Applicants request relief to permit Private Funds to invest in Shares of the Funds in excess of the statutory limits.11

Applicants request an Order under Section 12(d)(1)(J) of the Act to permit Private Funds to acquire Shares of the Funds in excess of the limits in Section 12(d)(1)(A)(i) of the Act and to permit the Funds and their principal underwriters and Brokers to sell Shares of the Funds to Private Funds in excess of the limits in Section 12(d)(1)(B)(i) of the Act. Each Private Fund will be advised by an investment adviser within the meaning of Section 2(a)(20)(A) of the Act (“Private Fund Adviser”) and may be

8            The first order was issued to certain open-end funds advised by Charles Schwab Investment Management, Inc. See Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order).

9            In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 28365 (Aug. 25, 2008) (order) and IC. Rel. No. 28349 (July 31, 2008) (notice); In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 28021 (Oct. 24, 2007) (order) and IC. Rel. No. 28007 (September 28, 2007) (notice); In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 27742 (Feb. 27, 2007) (order) and IC. Rel. No. 27694 (January 31, 2007) (notice); In the Matter of Van Eck Associates Corporation, Market Vectors ETF Trust and Van Eck Securities Corporation, IC. Rel. No. 27311 (May 2, 2006) (order) and IC. Rel. No. 27283 (April 7, 2006) (notice) (collectively, the “Prior Orders”). Registered investment companies cannot rely on the relief requested in this Application to acquire Shares of the Funds.

10           Section 12(d)(1)(A)(i) of the Act would prohibit a Private Fund and any company it controls from acquiring securities of a Fund and any company it controls if, after the acquisition, those securities represent more than 3% of the total outstanding voting stock of the Fund. Section 12(d)(1)(B)(i) of the Act would prohibit any Fund, and its principal underwriter or Broker, from knowingly selling securities that it has issued to a Private Fund if the sale will cause the Private Fund or any company it controls to own more than 3% of the Fund’s total outstanding voting stock.

11           Applicants are not requesting relief with respect to Private Funds that are advised or controlled by the Adviser. To the extent purchases and sales between a Private Fund and a Fund occur in the secondary market (and not through principal transactions directly between the Private Fund and the Fund), relief from Section 17(a) of the Act would be unnecessary. In the event that a Private Fund purchases or redeems Shares in a principal transaction directly from a Fund, Applicants intend to rely on the relief from Sections 17(a)(1) and 17(a)(2) granted in the Prior Orders.

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sub-advised by investment adviser(s) within the meaning of Section 2(a)(20)(B) of the Act (“Private Fund Sub-Adviser”).12 For this purpose, Private Fund Adviser is deemed to include any general partner of a Private Fund, a managing member or similar governing entity of a Private Fund that provides investment advice to the Private Fund. Any Private Fund Adviser or Private Fund Sub-Adviser will be registered under the Advisers Act as an investment adviser, 13 and will not rely on an exemption from registration that may be otherwise available.

IV.	ARGUMENTS IN SUPPORT OF REQUESTED RELIEF

The National Securities Markets Improvement Act of 1996 (“NSMIA”)14 added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), “the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.”15 Applicants submit that the proposed conditions to the 12(d)(l) relief requested in this Application, including the requirement that each Private Fund enter into a FOF Participation Agreement (as defined below) with the relevant

12           Applicants are not requesting relief with respect to Private Funds that are advised by the Adviser or any person controlling, controlled by or under common control with the Adviser.

13           Historically, Private Fund investment advisers relied on an exemption from the registration requirements of the Advisers Act. In 2010, Congress repealed that exemption. See Section 403 of the Dodd-Frank Wall Street and Consumer Protection Act, Pub. L. No. 111-203, 124 Stat. 1376 (2010) (the “Dodd-Frank Act”), repealing Section 203(b)(3) of the Advisers Act (as in effect before July 21, 2011). Today, private fund advisers registered with the Commission must comply with all of the applicable provisions of the Advisers Act and its rules, including the adoption of written policies and procedures reasonably designed to prevent violation of the Advisers Act and its rules, and the designation of a chief compliance officer responsible for administering those policies and procedures.

14           H.R. Rep. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996) (“HR 622”).

15           HR 622, Ibid.

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Fund, adequately address the concerns underlying the applicable limit in Section 12(d)(1)(A)(i), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time.16

Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.17 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.18 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was in another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase...19

Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).20 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative

16           Id. at 43-44.

17           House Hearings, 76th Cong., 3d Sess., at 113 (1940).

18           Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

19           House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

20           H.R. Rep. No. 91-1382, 91st Cong., 2d Sess., at 11 (1970).

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costs); and (iii) unnecessary complexity. The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (“PPI Report”).21

Section 12(d)(1) reflects an intent by Congress to address potential harms to a registered fund within a fund of funds structure. Specifically, Congress sought to address: (i) the acquisition of voting control by an acquiring fund of an acquired fund; (ii) the ability of an acquiring fund to unduly influence an acquired fund through the threat of large scale redemptions; (iii) unnecessary duplication of costs (such as sales loads, advisory fees, and administrative costs) incurred by the acquiring fund through its investment in an acquired fund; and (iv) unnecessary diversification and complexity without any clear benefit to acquiring fund shareholders.22

Applicants state that the proposed arrangement will not give rise to the policy concerns underlying Section 12(d)(1) of the Act, which include concerns about undue influence by a fund of funds over the underlying funds, excessive layering of fees, and overly complex structures. Applicants note that the risks associated with duplicative fees and overly complex structures are less concerning when the acquiring fund is a Private Fund because Private Fund investors may be better able to understand the complex structures and judge the propriety of the Private Fund’s fees than could some investors in other types of acquiring funds. Applicants also note that the concerns associated with undue influence would be appropriately addressed by the conditions to the requested relief. Accordingly, Applicants believe that the requested exemption is consistent with the public interest and the protection of interests.

Applicants believe that the proposed arrangement will not result in the exercise of undue influence by a Private Fund or a Private Fund Affiliate over the Funds or Fund Affiliates.23 Applicants

21           Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, reprinted in H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

22           See id. at 312.

23           “Fund Affiliate” means an investment adviser, sub-adviser, promoter, or principal underwriter of a Fund or any person controlling, controlled by or under common control with any of these entities. “Private Fund Affiliate” means the Private Fund Adviser, Private Fund Sub-Adviser, general partner, manager, affiliated private placement and selling agents, and any other person in a similar capacity to a Private Fund, or any person controlling, controlled by, or under common control with any of these entities.

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have proposed conditions designed to address the undue influence concerns that are substantially identical to the conditions included in previous exemptive orders permitting registered investment companies to invest in shares of an ETF in excess of the limits in Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. In particular, the proposed conditions are designed to address the historical abuses that result from the misuse of a control position in an investment company, including coercion of the investment company’s management by the threat of large-scale redemptions that may arise in connection with investments beyond the statutory limits. Applicants assert that these limitations will be as effective in the Private Fund context as they are in the case of a registered acquiring fund.

To limit the control that a Private Fund may have over a Fund, Applicants propose a condition prohibiting the Private Fund Advisory Group from controlling (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act.24 The same prohibition would apply to any Private Fund Sub-Advisory Group.25 Therefore, a Private Fund could not own more than 25% of a Fund’s voting securities. The condition also provides that if, as a result of a decrease in the outstanding voting securities of a Fund, the aggregate investment by a Private Fund and any Private Fund Affiliates exceeds 25% of the Funds voting securities, the Private Fund and the Private Fund Affiliates would vote their shares in the same proportion as the vote of all other shareholders.

Applicants propose other conditions to limit the potential for undue influence over the Funds, including that no Private Fund or Private Fund Affiliate will cause the Fund to purchase a security in an

24           A “Private Fund Advisory Group” means the Private Fund Adviser, any person controlling, controlled by, or under common control with such Private Fund Adviser and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act that is advised or sponsored by the Private Fund Adviser or any person controlling, controlled by, or under common control with such Private Fund Adviser.

25           A “Private Fund Sub-Advisory Group” means any Private Fund Sub-Adviser, any person controlling, controlled by, or under common control with such Private Fund Sub-Adviser, and any investment company or issuer that would be an investment company but for Section 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Private Fund Sub-Adviser or any person controlling, controlled by or under common control with such Private Fund Sub-Adviser.

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offering of securities during the existence of any underwriting or selling syndicate in which a principal underwriter is an Underwriting Affiliate (“Affiliated Underwriting”).26

To ensure that a Private Fund is aware of the terms and conditions of the requested relief, prior to a Private Fund’s investment in the Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i) of the Act, the Private Fund and the Fund will execute an agreement stating that the Private Fund, the Board, and their respective investment advisers understand the terms and conditions of the order and agree to fulfill their responsibilities under the Order (“FOF Participation Agreement”). Applicants note that each of the Funds will retain its right to reject initial purchases of Shares by a Private Fund in excess of the limit in Section 12(d)(1)(A)(i) by declining to enter into a FOF Participation Agreement with the Private Fund.27

Applicants note that certain ETFs now trading, including the Current Funds, have been operating under orders granting relief that is similar to the requested relief in that the orders allow other registered funds (rather than Private Funds) to invest in the ETFs in excess of the limits set forth in Section 12(d)(1)(A)(i) of the Act. Applicants are not aware of any problems or difficulties encountered by the ETFs that have obtained such similar relief, and do not anticipate that the impact on the Funds will be any different from the relief requested in this Application or adversely affect the Funds or their shareholders.

26           An “Underwriting Affiliate” means a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Private Fund Adviser, Private Fund Sub-Adviser, employee or sponsor of the Private Fund, or a person of which any such officer, director, member of an advisory board, Private Fund Adviser or Private Fund Sub-Adviser, employee or sponsor is an affiliated person. A Private Fund Underwriting Affiliate does not include any person whose relationship to a Fund is covered by Section 10(f) of the Act.

27           The FOF Participation Agreement will include an acknowledgement from the Private Fund that it may rely on the Order only to invest in the Funds and not in any other registered investment company. In addition, subject solely to the giving of notice to a Private Fund and the passage of a reasonable notice period, a Fund could terminate a FOF Participation Agreement with the Private Fund.  The terms of the FOF Participation Agreement will specify that the obligations of the Private Fund and the Fund related to Shares already purchased and held by the Private Fund will survive termination of the FOF Participation Agreement until the Private Fund reduces its holdings in the Fund below the limit set forth in Section 12(d)(1)(A)(i) of the Act.

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V.	COMPARISON WITH PRECEDENT

The conditions to which the Order will be subject are identical to the conditions set forth in previous exemptive orders permitting registered investment companies to invest in shares of an ETF in excess of Section 12(d)(1)(A) and 12(d)(1)(B) limits (“Prior 12(d)(1) Orders”), except in the following respects:

1.            The conditions of the Prior 12(d)(1) Orders have been modified to omit conditions which require certain determinations of the board of directors of a registered management acquiring fund and relate to concerns respecting layering of fees. Applicants submit that layering of fees in the context of Private Funds’ investments do not implicate the policy concerns under Section 12(d)(1). In particular, Applicants assert that the investor base for Private Funds is able to evaluate the risk associated with the investment in Private Funds and to judge whether the fees of a Private Fund that invests in an ETF are appropriate. Moreover, investors’ fees paid to Private Funds are subject to the provisions of the Advisers Act. Applicants also note that if the Act were intended to regulate the layering of fees in the Private Fund context, Congress would have applied Section 12(d) to Private Fund investments in other Private Funds. Moreover, the condition requiring action before approving any advisory contract would not be relevant in these instances in that advisory contracts for Private Funds are not subject to Section 15(c) of the Act and typically are not renewed annually by an outside board of directors. In view of the foregoing, Applicants believe that it is appropriate to omit the following conditions of Prior 12(d)(1) Orders:

a)            The board of directors or trustees of a registered management acquiring fund , including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to ensure that the registered acquiring fund adviser and registered acquiring fund sub-adviser are conducting the investment program of the registered management acquiring fund without taking into account any consideration received by the registered management acquiring fund or a registered acquiring fund affiliate from an ETF or ETF affiliate in connection with any services or transactions.

b)            Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each registered management acquiring fund including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any ETF in which the registered management acquiring fund may invest. These findings and their basis will be fully recorded in the minute books of the appropriate registered management acquiring fund.

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2.            The limitations respecting sales charges and/or service fees with respect to shares of a Private Fund have been omitted because NASD Conduct Rule 2830 does not apply to Private Funds.

3.            To ensure that any adviser to a private fund that invests in a Fund is subject to the regulatory requirements of the Advisers Act and its rules, Applicants have agreed as a condition to the requested relief, that each Private Fund Adviser and Private Fund Sub-Adviser will be registered as an investment adviser with the Commission under the Advisers Act and will not rely on an exemption from registration that may be otherwise available, including under any rules adopted under the Dodd-Frank Act.28 Therefore, the Private Fund Adviser and Private Fund Sub-Adviser, as registered investment advisers, will be fully subject to the substantive compliance, examination, maintenance and reporting requirements imposed by the Advisers Act and its rules.29

4.            Applicants also have proposed a condition that would require each Private Fund Adviser and Private Fund Sub-Adviser to adopt as part of its compliance policies and procedures pursuant to rule 206(4)-7 under the Advisers Act procedures designed to ensure compliance with the terms and conditions of the requested Order.30 Applicants assert that this condition, together with the condition requiring the

28           See supra note 14. For instance, a foreign private adviser, as defined in Section 202(a)(30) of the Advisers Act, could not avail itself of the exemption from registration in Section 203(b)(3) of the Advisers Act if a Private Fund advised by the foreign private adviser sought to transact with the Funds in the manner contemplated by the requested Order.

29           In addition, pursuant to the Dodd-Frank Act, the Commission has the authority to require the maintenance and examination of the records of Private Fund Advisers (with respect to the Private Funds) and the Commission had adopted additional reporting requirements and forms that require registered investment advisers to report information regarding the Private Funds they manage. See, e.g., Advisers Act Section 204(b)(1)(A) (providing that the Commission may require any registered investment adviser “[t]o maintain such records of, and file with the Commission such reports regarding, Private Funds advised by the investment adviser, as necessary and appropriate in the public interest and for the protection of investors”) and Section 204(b)(6)(A) (providing that the Commission “[s]hall conduct periodic inspections of the records of Private Funds maintained by” registered investment advisers); Final Rule: Reporting by Investment Advisers to Private Funds and Certain Commodity Pool Operators and Commodity Trading Advisors on Form PF, SEC Rel. No. IA-3308 (Oct. 31, 2011) (adopting Form PF, which requires reporting of certain trading and investment positions and trading practices of Private Funds); and Final Rule: Rules Implementing Amendments to the Investment Advisers Act of 1940, SEC Rel. No. IA-3221 (Jun. 22, 2011) (amending Form ADV to require certain additional information regarding each Private Fund managed by the registered investment adviser, including whether the Private Fund invested in securities issued by registered investment companies (other than money market funds in wich the Private Fund investes in reliance on Rule 12d1-1 of the Act) in the past fiscal year).

30           See Rule 206(4)-7 under the Advisers Act (requiring every registered investment adviser to adopt and implement written policies and procedures reasonably designed to prevent violation of the Advisers Act and the

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Private Fund Adviser and Private Fund Sub-Adviser to be registered with the Commission under the Advisers Act, would enable the Commission, through its examination authority, to review the adequacy of these compliance procedures as well as the terms of any services or transaction arrangements between a Private Fund and a Fund.

Applicants represent that the conditions addressing undue influence will be as effective in the private funds context as they are in the case of registered funds. Applicants further represent that the additional proposed conditions should enable the Commission to monitor compliance by a Private Fund of the conditions of the Order just as effectively as is the case with respect to registered funds.

VI.	EXPRESS CONDITIONS TO THIS APPLICATION

Applicants agree that any Order of the Commission granting the requested relief will be subject to the following conditions:

1.	The members of a Private Fund Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. The members of a Private Fund Sub-Advisory Group will not control (individually or in the aggregate) a Fund within the meaning of Section 2(a)(9) of the Act. If, as a result of a decrease in the outstanding voting securities of a Fund, the Private Fund Advisory Group or the Private Fund Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of a Fund, it will vote its Shares of the Fund in the same proportion as the vote of all other holders of the Fund’s Shares.

2.	A Private Fund and Private Fund Affiliate will not cause any existing or potential investment by the Private Fund in a Fund to influence the terms of any services or rules and regulations thereunder). Private Fund Advisers will have compliance policies and procedures in place to comply with the limitations in Section 12(d)(1)(A) and Section 12(d)(1)(B) to which the Private Funds they advise are currently subject.

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transactions between the Private Fund or Private Fund Affiliate and the Fund or a Fund Affiliate.

3.	Once an investment by a Private Fund in the securities of a Fund exceeds the limits in Section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the non-interested Board members, will determine that any consideration paid by the Fund to the Private Fund or a Private Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Fund; (ii) is within the range of consideration that the Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned.

4.	No Private Fund or Private Fund Affiliate will cause a Fund to purchase a security in any Affiliated Underwriting.

5.	The Board, including a majority of the non-interested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by a Fund in an Affiliated Underwriting, once an investment by a Private Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Private Fund in the Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii)

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whether the amount of securities purchased by the Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Fund.

6.	Each Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by a Private Fund in the securities of the Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

7.	Before investing in a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Private Fund and the Trust will execute a FOF Participation Agreement stating that the Board, the Private Fund and their respective investment advisers understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Fund in excess of the limit in Section 12(d)(1)(A)(i), a Private Fund will notify the Fund of the investment. At such time, the Private Fund will also transmit to the Fund a list of the names of each Private Fund Affiliate and Underwriting Affiliate. The Private Fund will notify the Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Fund and the

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Private Fund will maintain and preserve a copy of the Order, the FOF Participation Agreement, and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

8.	Each Private Fund Adviser and Private Fund Sub-Adviser will be registered as an investment adviser under Section 203 of the Advisers Act.

9.	Each Private Fund Adviser or Private Fund Sub-Adviser will adopt, as part of its compliance policies and procedures pursuant to Rule 206(4)-7 under the Advisers Act, procedures designed to ensure compliance with the terms and conditions of the Order.

VII.	REQUEST FOR ORDER

Applicants respectfully request that the Commission grant the requested exemption under Section 12(d)(1)(J) of the Act from the provisions of Sections 12(d)(1)(A)(i) and 12(d)(1)(B)(i) of the Act.

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VIII.	AUTHORIZATION AND SIGNATURES

In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the person signing and filing this document is authorized to do so on behalf of Applicants.

Jonathan R. Simon is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as a Vice President; the Distributor pursuant to the general authority vested in him as a Vice President; and the Trust pursuant to the general authority vested in him as a Vice President, Secretary and Chief Legal Officer.

VAN ECK ASSOCIATES CORPORATION		VAN ECK SECURITIES CORPORATION

By:	/s/ Jonathan R. Simon	By:	/s/ Jonathan R. Simon
	Name: Jonathan R. Simon		Name: Jonathan R. Simon
	Title: Vice President		Title: Vice President

MARKET VECTORS ETF TRUST

By:	/s/ Jonathan R. Simon Name: Jonathan R. Simon Title: Vice President, Secretary and Chief Legal Officer

Dated as of: March 13, 2015
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Verification of Application

The undersigned states that he has duly executed the attached Application for an order, dated March 13, 2015 for and on behalf of Van Eck Associates Corporation, Van Eck Securities Corporation and Market Vectors ETF Trust; that he is the Vice President of each such company; and that all actions taken by shareholders, directors, trustees and the other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ Jonathan R. Simon Name: Jonathan R. Simon Date: March 13, 2015
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